Filed by Ingersoll-Rand Company Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus for shareholders of Trane, with the SEC, and Ingersoll Rand and Trane will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s shareholders. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is information provided to Trane employees on April 21, 2008.

***

1.	Does Ingersoll Rand currently offer a Roth 401(k) arrangement to its employees? If not, are there any plans to do so in 2009?

Like Trane, Ingersoll Rand does not offer a Roth 401(k). However, as part of the integration process, the company will review the viability of this benefit.

2.	Company contributions to the Savings Plan/Employee Stock Ownership Plan (ESOP) and 401k/Thrift Plan are measured in units. Has it been determined how many units are in a share of Trane stock?

You are correct that the Trane stock fund is a unitized stock fund. This means that it contains two components: company stock and short-term investments such as cash. In a unitized stock fund, you own units instead of shares. Currently, the ratio of shares to units is 1.1191 shares for each unit. This ratio will change if the percentage in short-term investments changes.

At the closing of the sale, the underlying Trane stock in the fund (and not the short-term investments) will be valued at the same $36.50 in cash and .23 of IR stock per share, just as with all other Trane shareholders. Any change in the ratio of shares to units prior to the close will not change the value of the underlying Trane stock.

3.	Does Ingersoll Rand offer same-sex domestic partner benefits to employees? If not, are they considering this as part of the integration-planning process?

No, Ingersoll Rand does not currently offer same-sex domestic partner benefits. Ingersoll Rand will continue same-sex domestic partner coverage for Trane employees for a period of one year after the close of the sale. In addition, as part of our process to develop an integrated benefits program, Ingersoll Rand will assess current plans and consider whether to make changes, including offering same-sex domestic partner benefits more broadly.

4.	Is the elimination of the ESPP plan a foreshadowing of what Trane employees can expect with regard to future compensation and benefits changes once we become part of Ingersoll Rand?

No, that decision is not an indication of any such changes. We had to suspend the ESPP because, once the sale is complete, Trane stock will no longer be publicly traded. Therefore, no one, including our employees, will be able to buy Trane stock after the sale

Upon the completion of the Ingersoll Rand transaction, the ESPP will officially terminate. Ingersoll Rand does not offer an ESPP. The fact that we suspended the ESPP when we did does not reflect Ingersoll Rand’s general intentions regarding compensation and benefits.

5.	When will we know more about benefit plan changes for Trane employees?

The integration-planning process has begun, and we will communicate information in advance of the time when any changes would take effect.

6.	What are Ingersoll Rand’s plans where it concerns the service arm of both companies?

There’s an integration team led by Larry Wash, Danilo Elez and Scott Krull, their counterpart at Ingersoll Rand, to better understand both service businesses. At this time, no decisions have been made about how the two service organizations will interact. However, the Ingersoll Rand team is impressed with the depth of this part of our business and our service people. In the meantime, we will not compromise Trane service growth — and are committed to the critical investments we’re making, such as recruiting and hiring, technician mobility, new Trane uniforms, training and others.

7.	What will become of Trane (NYSE:TT) stock once we are officially part of Ingersoll Rand?

As part of the sale agreement, Ingersoll Rand is, in effect, purchasing all the outstanding Trane shares at the offer of $36.50 plus .23 of a share of Ingersoll Rand stock (NYSE: IR) as of the date of the sale. Once the acquisition is complete, Ingersoll Rand will be the sole shareowner of Trane stock, which will no longer be publicly traded.

8.	I thought we would not see any changes in compensation and benefits before the close (see Q&A – Future Plans – #21). Will the value of the ESPP benefit be replaced by something else since IR does not offer a similar plan?

The covenant in the sale agreement provides for compensation and benefits that are to be not less favorable in the aggregate to Trane employees who remain with the Ingersoll Rand family of companies for one year after the acquisition. This language specifically excludes consideration of any equity-based or stock-based benefits plans, including the Employee Stock Purchase Plan (ESPP). While Ingersoll Rand does not offer a similar plan to our ESPP, the company allows U.S. employees to purchase stock through its 401(k) plan.

As we have said before, the ESPP was suspended following the March 31 purchase period for reasons outside of our control. See Q. 4 for those details.

9.	Will tuition reimbursement continue after the sale of Trane to Ingersoll Rand?

Like Trane, Ingersoll Rand offers a tuition reimbursement program, and tuition reimbursement will continue after the sale date. The benefits integration-planning team is in the process of evaluating and aligning all benefit plans and programs, including this one, for the combined company. Once decisions have been reached, you will receive further communication.

10.	Will Ingersoll Rand continue the partnership with other companies by providing employee discounts? Currently, we get discounts from Dell, Ford, GM, etc.

Integration-planning teams are assessing all discount arrangements currently in place for Ingersoll Rand and Trane employees. Information will be forthcoming regarding all discount programs as we approach the close date.

NOTE: The transaction is subject to a vote of the Trane Inc. (“Trane”) shareholders and requires registration of the shares of Ingersoll-Rand Company Limited (“Ingersoll Rand”) to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends:

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll Rand and Trane and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus for shareholders of Trane, with the SEC, and Ingersoll Rand and Trane will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s shareholders. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2008 Annual Report on Form 10-K, which were filed with the SEC on April 16, 2008 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.